Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147310

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2008

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 29, 2007)

500,000 Shares

    % Series B Cumulative Preferred Stock

(Liquidation Preference: $25 per share)

We are offering 500,000 shares of our     % Series B Cumulative Preferred Stock, par value $.01 per share, referred to as our Series B preferred stock. We will pay cumulative dividends on the Series B preferred stock from and including the date of original issuance in the amount of $             per share each year, which is equivalent to     % of the $25.00 liquidation preference per share. Dividends on the Series B preferred stock will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on June 30, 2008.

Generally, we may not redeem the Series B preferred stock before June     , 2013, except to preserve our status as a real estate investment trust, or REIT, or in connection with a change of control of our company. On or after June     , 2013, we may, at our option, redeem the Series B preferred stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. Our Series B preferred stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in our Series B preferred stock generally will have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not consecutive) and under certain other circumstances.

There is currently no public market for our Series B preferred stock. We intend to file an application to list our Series B preferred stock on the Nasdaq Global Market under the symbol “            ” and, if listing is approved, expect that trading will commence within 30 days after the initial delivery of the Series B preferred stock.

Investing in our Series B preferred stock involves risks. See “ Risk Factors” beginning on page S-14 of this prospectus supplement and on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated herein by reference.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters have a 30-day option to purchase up to 75,000 additional shares of our Series B preferred stock from us on the same terms set forth above to cover over-allotments, if any.

In part so that we can continue to qualify as a REIT under the federal income tax laws, our articles of incorporation generally do not permit anyone to own more than 9.9% of our outstanding Series B preferred stock. This limitation and other limits on who can own our Series B preferred stock are described in “Description of Series B Preferred Stock” on page S-18 of this prospectus supplement and in “Restrictions on Ownership and Transfer” on page 7 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of Series B preferred stock in book entry form through the Depository Trust Company on or about June     , 2008.

ROBERT W. BAIRD & CO.

FERRIS, BAKER WATTS

INCORPORATED

JMP SECURITIES

BB&T CAPITAL MARKETS

MAY     , 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement and the accompanying prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention with respect to our business, our markets, our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

■	the economic health of the markets in which we own properties and in which we may invest in the future;

■	the operating strategies and results of our hotel management companies;

■	market conditions, including occupancy levels and rates;

■	our ability to identify and acquire properties that meet our criteria for investment;

■	the level and volatility of prevailing market interest rates and general economic conditions;

■	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

■	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

■	the availability and cost of insurance; and

■

other factors discussed under the heading “Risk Factors” in this prospectus supplement, in our Annual Report on Form 10-K for the year ended December 31, 2007 and other documents filed with the Securities and Exchange Commission, or SEC, or otherwise incorporated by reference into this prospectus supplement.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly-filed reports into this prospectus supplement, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus supplement and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus supplement have been sold. Unless expressly incorporated into this prospectus supplement, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus supplement. The following documents filed with the SEC are incorporated by reference in this prospectus supplement:

■	Our Annual Report on Form 10-K for the year ended December 31, 2007;

■	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008; and

■	Our Current Report on Form 8-K filed on May 7, 2008.

You may request a copy of these documents, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement, at no cost by writing us at the following address or calling us at the telephone number listed below:

Supertel Hospitality, Inc.

309 North 5th Street

Norfolk, Nebraska 68701

Attn: Shareholder Relations

Telephone: (402) 371-2520

Facsimile: (402) 371-4229

You should rely only on the information provided or incorporated by reference in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

We are providing information to you about this offering of our Series B preferred stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and the terms of the Series B preferred stock. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and prospects may have changed since then. Updated information may have been subsequently provided as explained under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your decision to invest in our Series B preferred stock. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you. Before making a decision to invest in our Series B preferred stock, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the sections entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2007 and the section entitled “Where You Can Find More Information” on page 41 of the accompanying prospectus, as well as the documents incorporated by reference into the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. References to “we”, “our”, “us” and “our company” refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries. References to “Series B preferred stock” refer to our      % Series B Cumulative Preferred Stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase 75,000 additional shares of Series B preferred stock.

Our Company

We are a self-administered REIT focused on owning limited service hotels. We currently own 125 hotels in 24 states containing an aggregate of 10,886 rooms. We continue to review acquisition candidates, both portfolios and individual properties. Our acquisition strategy is to buy properties that can generate strong cash flow and benefit from our scale, distribution and asset management. Our senior management team has an average of 15 years experience in the hospitality industry. Our executive officers and directors collectively own approximately 15% of our outstanding common stock.

In 1993, Supertel Hospitality, Inc. was formed as a corporation focused on the acquisition and development of Super 8® hotels. In 1994, Humphrey Hospitality Trust, Inc. was formed as a REIT focused on owning limited service hotels. In 1999, Supertel Hospitality was merged into Humphrey Hospitality Trust, Inc. and thereafter until May 2005 the combined companies operated as a REIT under the name “Humphrey Hospitality Trust, Inc.” In May 2005, we changed our name from “Humphrey Hospitality Trust, Inc.” to “Supertel Hospitality, Inc.”

The following tables set forth certain operating information for our hotels by region and by franchise affiliation for the three months ended March 31, 2008 and 2007 and for the years ended December 31, 2007 and 2006. Revenue per available room, or RevPAR, is determined by dividing room revenue by available rooms for the applicable period and ADR is the average daily rate for a room.

Our RevPAR, ADR and Occupancy by region:

	Three months ended March 31, 2008				Three months ended March 31, 2007
Same Store*	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR

Region
West North Central	2,844	$25.83	55.5%	$46.56	2,844	$25.12	54.5%	$46.06
East North Central	881	35.11	55.4%	63.43	881	35.64	54.7%	65.15
Middle Atlantic/New England	273	25.96	42.6%	61.00	273	28.08	46.3%	60.66
South Atlantic	2,183	30.52	65.3%	46.70	2,183	31.06	62.0%	50.10
East South Central	450	31.54	52.9%	59.66	450	28.12	47.6%	59.09
West South Central	132	26.54	55.5%	47.87	132	23.92	51.4%	46.52

Total/Weighted Average Same Store	6,763	$28.95	58.0%	$49.96	6,763	$28.70	56.1%	$51.15

	Three months ended March 31, 2008				Three months ended March 31, 2007
Acquisitions*	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Region
Mountain	214	$31.33	67.4%	$46.52	214	$31.93	63.7%	$50.10
West North Central	167	25.76	52.3%	49.24	-	-	-	-
East North Central	200	26.58	58.3%	45.58	117	25.91	69.1%	37.52
Middle Atlantic/New England	63	18.35	36.3%	50.50	63	20.46	47.6%	42.95
South Atlantic	2,518	24.30	56.6%	42.93	74	43.56	85.1%	51.18
East South Central	637	24.14	48.7%	49.59	-	-	-	-
West South Central	324	25.85	59.8%	43.25	-	-	-	-

Total/Weighted Average Acquisitions	4,123	$24.84	55.8%	$44.52	468	$30.72	66.3%	$46.35

Total/Weighted Average Hotel Portfolio	10,886	$27.40	57.1%	$47.95	7,231	$28.83	56.7%	$50.80

	Year ended December 31, 2007				Year ended December 31, 2006
Same Store*	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Region
West North Central	2,671	$30.26	64.3%	$47.06	2,671	$28.21	61.2%	$46.10
East North Central	881	44.97	65.5%	68.64	881	44.98	66.5%	67.59
Middle Atlantic / New England	273	45.55	60.4%	75.46	273	46.60	62.5%	74.59
South Atlantic	1,085	47.32	64.2%	73.68	1,085	46.53	66.0%	70.54
East South Central	305	37.34	58.3%	64.00	305	39.15	59.4%	65.87
West South Central	132	28.52	58.7%	48.63	132	28.23	56.5%	49.98

Total/Weighted Average Same Store Hotels	5,347	$37.29	63.8%	$58.44	5,347	$36.24	62.9%	$57.62

Acquisitions*
Region
Mountain	214	$39.70	79.5%	$49.96	–	$–	–	$–
West North Central	173	34.30	63.3%	54.20	173	38.85	69.5%	55.92
East North Central	117	33.02	80.5%	41.01	–	–	–	–
Middle Atlantic / New England	63	39.71	61.6%	64.42	–	–	–	–
South Atlantic	3,616	22.79	61.7%	36.92	1,098	16.54	68.8%	24.03
East South Central	296	28.01	61.1%	45.82	145	29.49	60.3%	48.89
West South Central	324	26.75	66.7%	40.10	–	–	–	–

Total/Weighted Average Acquisitions	4,803	$25.40	63.6%	$39.92	1,416	$21.47	67.4%	$31.86

Total/Weighted Average Hotel Portfolio	10,150	$32.32	63.7%	$50.71	6,763	$34.92	63.3%	$55.18

States included in the Regions
Mountain	Idaho and Montana
West North Central	Iowa, Kansas, Missouri, Nebraska and South Dakota
East North Central	Indiana and Wisconsin
Middle Atlantic / New England	Maine and Pennsylvania
South Atlantic	Delaware, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia and West Virginia
East South Central	Alabama, Kentucky and Tennessee
West South Central	Arkansas and Louisiana

*	Same Store reflects 88 hotels owned as of January 1, 2007 for the three months ended March 31, 2008 and 2007 and 76 hotels owned as of January 1, 2006, for the twelve months ended December 31, 2007 and 2006. Hotel acquisitions which were excluded from the same store calculations for the three months ended March 31, 2008 and 2007 were the 27 hotels acquired during 2007 and the 10 hotels acquired during the first three months of 2008. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2007 and 2006 were the 27 hotels acquired in 2007 and the 12 hotels acquired in 2006. The excluded properties were not owned by our company throughout each of the entire periods presented and therefore are excluded from the same store calculations.

Our RevPAR, ADR and Occupancy by franchise affiliation:

	Three months ended March 31, 2008				Three months ended March 31, 2007
Same Store*	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Brand
Limited Service
Midscale w/o F&B**
Comfort Inn/ Comfort Suites	1,628	$34.64	52.2%	$66.35	1,628	$36.45	54.5%	$66.89
Hampton Inn	216	64.06	71.0%	90.18	216	66.50	75.3%	88.25
Holiday Inn Express	176	36.67	56.7%	64.71	176	32.45	52.3%	61.99
Other Midscale (1)	163	51.70	76.0%	67.99	163	57.81	77.2%	74.87

Total/Weighted Average Midscale w/o F&B**	2,183	38.99	56.2%	69.36	2,183	40.69	58.1%	70.07

Economy
Days Inn	58	30.03	50.4%	59.61	58	25.83	47.4%	54.45
Super 8	3,067	25.35	55.7%	45.54	3,067	24.47	54.2%	45.13
Other Economy (2)	357	33.46	52.0%	64.34	357	29.70	42.9%	69.28

Total/Weighted Average Economy	3,482	26.26	55.2%	47.57	3,482	25.03	53.0%	47.27

Total/Weighted Average Midscale/Economy	5,665	31.17	55.6%	56.06	5,665	31.06	54.9%	56.55

Extended Stay (3)	1,098	17.53	70.1%	25.00	1,098	16.53	62.3%	26.55

Total/Weighted Average Same Store	6,763	$28.95	58.0%	$49.96	6,763	$28.70	56.1%	$51.15

Acquisitions*
Brand
Limited Service
Midscale w/o F&B**
Comfort Inn/ Comfort Suites	409	$34.05	47.8%	$71.28	63	$20.46	47.6%	$42.95
Other Midscale	63	23.59	41.1%	57.35	–	–	–	–

Total/Weighted Average Midscale w/o F&B**	472	32.65	46.9%	69.65	63	20.46	47.6%	42.95

Economy
Days Inn	1,089	24.02	49.9%	48.19	–	–	–	–
Masters Inn	1,947	22.50	58.0%	38.76	–	–	–	–
Super 8	488	30.22	64.2%	47.08	405	32.32	69.2%	46.71

Total/Weighted Average Economy	3,524	24.04	56.4%	42.65	405	32.32	69.2%	46.71

Total/Weighted Average Midscale/Economy	3,996	25.06	55.2%	45.36	468	30.72	66.3%	46.35

Extended Stay (4)	127	18.03	73.1%	24.66	–	–	–	–

Total/Weighted Average Acquisitions	4,123	$24.84	55.8%	$44.52	468	$30.72	66.3%	$46.35

Total/Weighted Average Hotel Portfolio	10,886	$27.40	57.1%	$47.95	7,231	$28.83	56.7%	$50.80

(1)	Includes Ramada Limited and Sleep Inn brands.
(2)	Includes Guesthouse Inn and independent hotels.
(3)	Includes seven Savannah Suites.
(4)	Includes Tara Inn & Suites.

	Year Ended December 31, 2007				Year Ended December 31, 2006
Same Store*	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Brand
Limited Service
Midscale w/o F&B**
Comfort Inn/ Comfort Suites	1,483	$47.57	64.0%	$74.33	1,483	$47.59	66.6%	$71.46
Hampton Inn	216	61.11	70.8%	86.36	216	57.41	70.8%	81.11
Holiday Inn Express	176	47.09	67.3%	69.97	176	48.22	68.2%	70.68
Other Midscale(1)	163	47.54	69.3%	68.64	163	49.03	71.7%	68.35

Total Midscale w/o F&B**	2,038	$48.96	65.4%	$74.84	2,038	$48.80	67.6%	$72.19

Economy
Days Inn	58	$36.50	60.0%	$60.82	58	$35.99	61.7%	$58.32
Super 8	3,027	30.17	64.5%	46.77	3,027	28.12	61.2%	45.94
Other Economy(2)	224	27.61	40.9%	67.49	224	31.91	43.0%	74.28

Total Economy	3,309	$30.11	62.8%	$47.92	3,309	$28.50	60.0%	$47.52

Total Same Store Midscale/Economy	5,347	$37.29	63.8%	$58.44	5,347	$36.24	62.9%	$57.62

Acquisitions*
Brand
Limited Service
Midscale w/o F&B**
Comfort Inn/Comfort Suites	358	$38.52	57.9%	$66.56	145	$29.49	60.3%	$48.89

Total Midscale w/o F&B**	358	38.52	57.9%	66.56	145	29.49	60.3%	48.89

Economy
Days Inn	800	27.59	55.7%	49.53	–	–	–	–
Masters Inn(3)	1,842	22.92	59.3%	38.63	–	–	–	–
Super 8	445	37.97	79.2%	47.95	40	40.21	78.1%	51.51
Other Economy(2)	133	32.55	58.7%	55.46	133	36.47	54.5%	66.95

Total Economy	3,220	$27.51	62.1%	$44.29	173	$38.85	69.5%	$55.92

Total Midscale / Economy	3,578	$28.83	61.6%	$46.80	318	$33.15	63.9%	$51.88

Extended Stay(4)	1,225	$17.75	68.1%	$26.06	1,098	$16.54	68.8%	$24.03

Total/Weighted Average Acquisitions	4,803	$25.40	63.6%	$39.92	1,416	$21.47	67.4%	$31.86

Total Hotel Portfolio	10,150	$32.32	63.7%	$50.71	6,763	$34.92	63.3%	$55.18

(1)	Includes Ramada Limited and Sleep Inn brands.
(2)	Includes Guesthouse Inn and independent non-franchised hotels.
(3)	Masters Inn Hotels were acquired May 16, 2007.
(4)	Includes seven Savannah Suites and one Tara Inn & Suites.
*	Same Store reflects 88 hotels owned as of January 1, 2007 for the three months ended March 31, 2008 and 2007 and 76 hotels owned as of January 1, 2006, for the twelve months ended December 31, 2007 and 2006. Hotel acquisitions which were excluded from the same store calculations for the three months ended March 31, 2008 and 2007 were the 27 hotels acquired during 2007 and the 10 hotels acquired during the first three months of 2008. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2007 and 2006 were the 27 hotels acquired in 2007 and the 12 hotels acquired in 2006. The excluded properties were not owned by our company throughout each of the entire periods presented and therefore are excluded from the same store calculations.
**	“W/O F&B” indicates without food and beverage.

Risk Factors

See “Risk Factors” beginning on page S-14 for certain risk factors relevant to an investment in our Series B preferred stock and the risk factors beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2007.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the last five fiscal years and for the three months ended March 31, 2008.

	Three Months Ended March 31, 2008		Year Ended December 31
	Pro Forma Consolidated(1)(2)	Historical Consolidated(2)	2007	2007	2006	2005	2004	2003
			Pro Forma Consolidated(1)	Historical Consolidated
Ratio of earnings to combined fixed charges and preferred stock dividends	.46	.53	1.14	1.23	1.29	1.50	1.23	1.07

(1)	Reflects the issuance of 500,000 shares of Series B preferred stock in this offering. For purposes of the pro forma ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 2007 and three months ended March 31, 2008 fixed charges have been reduced by $1.0 million and $239,000, respectively, to reflect the reduction in historical interest cost resulting from the anticipated repayment of indebtedness from the net proceeds of the Series B preferred stock.
(2)	The earnings were insufficient to cover fixed charges by approximately $1.8 million for the three months ended March 31, 2008 and by approximately $2.1 million on a pro forma basis for the same period. Our business is seasonal in nature and historically the hotel revenues in the geographic areas in which we operate are greater in the second and third quarter of the calendar year than in the first and fourth quarters.

The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the sum of fixed charges and dividends on preferred stock. “Earnings” consist of earnings before income tax plus interest expense, deferred financing cost and minority interest. “Fixed charges” consist of interest costs, whether expensed or capitalized, amortized premiums, discounts and capitalized expense related to indebtedness and an estimate of the interest within rental expense.

Our Tax Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended on December 31, 1994. We believe that we have operated and will continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our stockholders. Our ability to continue to qualify as a REIT will depend upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our stockholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. A taxable REIT subsidiary, or TRS, is fully subject to corporate income tax as a C corporation on its earnings.

In order to continue to qualify as a REIT, our income must come primarily from “rents from real property,” mortgage interest and real estate gains. Qualifying “rents from real property” includes rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, in order for the income from our hotel property investments to constitute “rents from real property,” the income we earn cannot be derived from our operation of any of our hotels. Therefore, we generally must lease our hotel properties to another party from whom we will derive rent income that will qualify as “rents from real property” under the REIT rules. Accordingly, we generally lease each of our hotels to a taxable TRS lessee. Each TRS lessee pays rent to us that generally should qualify as “rents from real property,” provided that an “eligible independent contractor” operates and manages each hotel property on behalf of the TRS lessee. We lease each of our hotel properties to TRS Leasing, Inc., which is a TRS that is indirectly wholly-owned by us, or its wholly-owned subsidiaries. TRS Leasing, Inc. and its wholly-owned subsidiaries are referred to as our TRS Lessee. Our hotel properties are managed by Royco Hotels Inc. and HLC Hotels Inc., each of which we believe qualifies as an “eligible independent contractor.” The income remaining in our TRS Lessee after the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Stock

Our articles of incorporation generally prohibit any stockholder from beneficially owning more than 9.9% of our common stock or 9.9% of any class or series of our preferred stock. Our articles of incorporation, however, provide for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our articles of incorporation also prohibit any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Internal Revenue Code, or Code.

Our Structure

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, and limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 93% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties. In order for the income from our hotel property investments to constitute “rents from real properties” for purposes of the gross income test required for REIT qualification, the income we earn cannot be derived from our operation of any of our hotels. Therefore, we lease each of our hotel properties to our TRS Lessee. We may form additional TRSs and TRS lessees in the future.

Note: The 7% of Supertel Limited Partnership which is not owned by us is owned by limited partners who transferred property interests to us in return for limited partnership interests in Supertel Limited Partnership.

Corporate Information

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701 and our telephone number is (402) 371-2520. We maintain an Internet website located at www.supertelinc.com. Our internet website and the information contained therein or connected thereto does not constitute a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Securities Offered	500,000 shares of Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B preferred stock”).

Maturity	Our Series B preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Use of Proceeds	We intend to use the net proceeds to repay certain bridge loans and a portion of our borrowings from a revolving line of credit. After repaying borrowings on our revolving line of credit facility, we intend to utilize such facility as needed for working capital purposes and to acquire additional hotel properties. See “Use of Proceeds” in this prospectus supplement.

Rank	With respect to the payment of dividends and amounts upon liquidation, our Series B preferred stock will rank senior to our common stock and to all equity securities we issue ranking junior to our Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up and will rank on a parity with our Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A preferred stock”), and all equity securities we issue the terms of which specifically provide that such equity securities rank on a parity with our Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up. Without the affirmative vote or consent of holders of at least two-thirds of the outstanding Series B preferred stock, we may not issue any equity securities which rank senior to our Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution, or winding up. See “Description of our Series B Preferred Stock – General,” “– Rank,” “– Dividends” and “– Liquidation Preference” in this prospectus supplement.

Dividends	Dividends on our Series B preferred stock are cumulative from and including the date of original issue and are payable quarterly on March 31, June 30, September 30 and December 31 of each year to stockholders of record on the applicable record date determined each quarter by our board of directors at the rate of % per annum of the Liquidation Preference (as defined below) (which is equivalent to a fixed annual amount of $ per share). The first dividend we will pay on June 30, 2008 will be for less than a full quarter and will cover the period from the date of issue through June 30, 2008. See “Description of our Series B Preferred Stock – Dividends” in this prospectus supplement.

Liquidation Preference	Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to the date of payment. See “Description of our Series B Preferred Stock – Liquidation Preference” in this prospectus supplement.

Redemption	Except in certain circumstances relating to the preservation of our status as a REIT, or with respect to a Change of Control (as defined herein) of our company, our Series B preferred stock is not redeemable before the fifth anniversary of the date of its original issuance (the “Fifth Anniversary Date”). On and after the Fifth Anniversary Date, our Series B preferred stock will be redeemable for cash at our option, in whole or in part, at a redemption price of $25.00 per share, plus dividends accrued and unpaid at the redemption date (whether or not declared), without interest. See “Description of our Series B Preferred Stock – Redemption” in this prospectus supplement and “Restrictions on Ownership and Transfer” in the accompanying prospectus.

Change of Control	Upon a Change of Control of our company, each outstanding share of our Series B preferred stock will be redeemed at the redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any, without interest, pursuant to the procedures applicable to other redemptions of shares of Series B preferred stock. See “Description of our Series B Preferred Stock – Redemption” in this prospectus supplement.

Voting Rights	Holders of Series B preferred stock generally will have no voting rights. However, whenever dividends on any shares of Series B preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of the Series B preferred stock will be entitled to vote separately as a class with all other shares of preferred stock ranking on a parity with the Series B preferred stock as to dividends or upon liquidation, to elect two additional directors of our Company until all dividends accumulated on the shares of Series B preferred stock have been fully paid or declared and a sum sufficient for payment has been set aside to pay them. Without the affirmative vote or consent of holders of at least two-thirds of the outstanding Series B preferred stock, we may not effect certain changes to the terms of our Series B preferred stock that would be materially adverse to the rights of the holders of our Series B preferred stock. Without the affirmative vote or consent of at least two-thirds of all of the outstanding Series B preferred stock, we may not effect changes to certain terms of our Series B preferred stock, including among others, the dividend rate, the Liquidation Preference and the dividend payment dates. See “Description of our Series B Preferred Stock – Voting Rights” in this prospectus supplement.

Conversion	Our Series B preferred stock is not convertible into or exchangeable for any of our other securities or property.

Restrictions on Ownership and Transfer	We have the right to refuse transfers of capital stock that could jeopardize our qualification as a REIT and to redeem any shares of capital stock in excess of 9.9% of the value of our outstanding common stock or 9.9% of any class or series of our preferred stock beneficially owned by any person. See “Restrictions on Ownership and Transfer” in the accompanying prospectus.

Listing	We intend to list our Series B preferred stock on The Nasdaq Global Market under the symbol “ .” If approved for listing, trading in the Series B preferred stock is expected to commence within the 30-day period after the initial delivery of the Series B preferred stock. There can be no assurance as to the liquidity of any market that may develop for our Series B preferred stock.

Summary Consolidated Financial Data

The following table sets forth selected consolidated financial and operating information of Supertel Hospitality, Inc. and has been derived from our historical consolidated financial statements.

We also present Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, and Funds From Operations, or FFO, in this prospectus supplement. These non-GAAP financial measures are discussed further in the notes below.

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial data and financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007.

(In thousands, except per share data)	As of and for the years ended December 31,					For the three months ended March 31,
	2007	2006	2005	2004	2003	2008	2007
Operating data(1):
Room rentals and other hotel services(2)	$111,631	$77,134	$60,537	$57,634	$57,209	$27,975	$19,348

Net earnings (loss) from continuing operations	4,078	3,721	2,778	1,299	281	(893)	(393)
Discontinued operations	–	–	–	678	728	–	–

Net earnings (loss)	4,078	3,721	2,778	1,977	1,009	(893)	(393)
Preferred stock dividends	(948)	(1,215)	(6)	–	–	(186)	(290)
Net earnings (loss) available to common shareholders	3,130	2,506	2,772	1,977	1,009	(1,079)	(683)

Adjusted EBITDA(3)	29,230	20,883	15,795	13,991	14,841	5,635	3,783

FFO(4)	15,358	11,189	9,637	7,732	5,418	2,498	1,901

Weighted average number of shares outstanding:
basic	20,197	12,261	12,062	12,054	12,045	20,701	19,646

diluted for EPS calculation	20,217	12,272	12,062	12,054	12,045	20,701	19,646

diluted for FFO per share calculation	22,343	14,960	12,062	12,054	12,045	22,347	19,664

Net earnings (loss) per common share from continuing operations –basic	0.15	0.20	0.23	0.11	0.02	(0.05)	(0.03)
Net earnings (loss) per common share from discontinued operations – basic	–	–	–	0.05	0.06	–	–

Net earnings (loss) per common share basic	0.15	0.20	0.23	0.16	0.08	(0.05)	(0.03)

Net earnings (loss) per common share diluted	0.15	0.20	0.23	0.16	0.08	(0.05)	(0.03)

FFO per share – basic	0.76	0.91	0.80	0.64	0.45	0.12	0.10

FFO per share – diluted	0.73	0.83	0.80	0.64	0.45	0.12	0.10

Total assets	$311,025	$202,148	$156,956	$118,923	$124,949	333,532	223,597
Total long-term debt	196,840	94,878	92,008	71,418	77,611	221,173	114,465
Net cash flow:
Provided by operating activities	16,640	13,558	10,215	9,123	10,121	5,086	692
Provided (used) by investing activities	(104,153)	(49,633)	(32,355)	(197)	8,885	(25,597)	(25,579)
Provided (used) by financing activities	83,243	40,348	22,986	(8,912)	(20,222)	21,190	21,098
Dividends per common share(5)	0.48	0.405	0.26	0.20	0.17	0.1275	0.1125

Reconciliation of weighted average number of shares for EPS diluted to FFO diluted:
EPS diluted shares	20,217	12,272	12,062	12,054	12,045	20,701	19,646
Common stock issuable upon exercise or conversion of:
Options	–	–	–	–	–	1	18
Warrants	8	–	–	–	–	–	–
Series A Preferred Stock	2,118	2,688	–	–	–	1,645	–

FFO diluted shares	22,343	14,960	12,062	12,054	12,045	22,347	19,664

(In thousands, except per share data)	As of and for the years ended December 31,					For the three months ended March 31,
	2007	2006	2005	2004	2003	2008	2007
RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA(3)
Net earnings (loss) available to common shareholders	$3,130	$2,506	$2,772	$1,977	$1,009	$(1,079)	(683)
Interest	12,908	8,255	5,959	5,583	6,786	3,660	2,099
Income tax benefit	(304)	(107)	(31)	(275)	(120)	(698)	(550)
Depreciation and amortization	12,211	8,680	6,863	6,488	6,896	3,579	2,584
Minority interest	337	334	226	218	270	(13)	43
Preferred stock dividend	948	1,215	6	–	–	186	290

Adjusted EBITDA(3)	$29,230	$20,883	$15,795	$13,991	$14,841	$5,635	$3,783

RECONCILIATION OF NET EARNINGS TO FFO
Net earnings (loss) available to common shareholders	$3,130	$2,506	$2,772	$1,977	$1,009	$(1,079)	$(683)
Depreciation and amortization	12,211	8,680	6,863	6,488	6,896	3,579	2,584
(Gain) loss on disposition of assets	17	3	2	(733)	(2,487)	(2)	–

FFO(4)	$15,358	$11,189	$9,637	$7,732	$5,418	$2,498	$1,901

(1)	Revenues for all periods exclude revenues from hotels sold or classified as held for sale after January 1, 2002, which are classified in discontinued operations in the statements of operations.
(2)	Hotel revenues include room and other revenues from the operations of the hotels.
(3)	Adjusted EBITDA is a non-GAAP financial measure. We calculate Adjusted EBITDA by adding back to net earnings (loss) available to common shareholders certain non-operating expenses and non-cash charges which are based on historical cost accounting and we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods, even though Adjusted EBITDA also does not represent an amount that accrues directly to common shareholders. In calculating Adjusted EBITDA, we also add back preferred stock dividends, which are a cash charge.
Adjusted EBITDA doesn’t represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. Adjusted EBITDA is not a measure of our liquidity, nor is Adjusted EBITDA indicative of funds available to fund our cash needs, including our ability to make cash distributions. Neither measurement reflects cash expenditures for long-term assets and other items that have been and will be incurred. Adjusted EBITDA may include funds that may not be available for management’s discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of our operating performance. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.
(4)	FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT’s operating performance, which is necessary, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts (NAREIT) standards, consists of net income computed in accordance with GAAP, excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner, therefore, our calculation may not be the same as the calculation of FFO for similar REITs. We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers, who like us, are typically members of NAREIT. We consider FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.
FFO for 2003 includes impairment losses on real estate of $2,069,000. Prior to the third quarter of 2003, we followed a practice of excluding such losses from FFO. However, we revised this practice based on clarification of the SEC staff’s position on the FFO treatment of impairment losses and guidance from NAREIT issued during the third quarter of 2003.
(5)	Represents dividends declared by us. Dividends paid for the year ended December 31, 2007 ($0.197) represented ordinary income and ($0.266) represented nondividend distribution to shareholders. The 2006 fourth quarter dividend ($0.11) was paid in January 2007, and was reported as a component of 2007 dividend payments for income tax purposes. The 2007 fourth quarter dividend ($0.1275) was paid in February 2008, and will be reported as a component of 2008 dividend payments for income tax purposes. The 2007 first quarter dividend ($0.1125) was paid in April 2007. The 2008 first quarter dividend ($0.1275) was paid in April 2008.

RISK FACTORS

An investment in the Series B preferred stock involves various risks, including those described below and in our Annual Report on Form 10-K for the year ended December 31, 2007. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus in determining whether to purchase the Series B preferred stock offered hereby.

The Series B preferred stock is a new issue of securities and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares.

Our Series B preferred stock is a new issue of securities with no established trading market. We intend to file an application to list our Series B preferred stock on the Nasdaq Global Market under the symbol “            .” If approved for listing, trading in the Series B preferred stock is expected to commence within the 30-day period after the initial delivery of the Series B preferred stock. There can be no assurance as to the liquidity of any markets that may develop for our Series B preferred stock. We cannot assure you that an active trading market for the Series B preferred stock will develop or, even if one develops, will be maintained. As a result, the ability to transfer or sell the Series B preferred stock and any trading price of the Series B preferred stock could be negatively affected.

The market value of the Series B preferred stock could be substantially affected by various factors.

Whether or not the Series B preferred stock is publicly traded, the share price of the Series B preferred stock will depend on many factors, which may change from time to time, including:

■	prevailing interest rates, increases in which may have an adverse effect on the share price of the Series B preferred stock;

■	the market for similar securities issued by REITs;

■	the number of holders of Series B preferred stock;

■	general economic and financial market conditions; and

■	our financial condition, performance and prospects.

Our issuance of additional shares of preferred stock or debt securities, whether or not convertible, may reduce the market price for our shares of Series B preferred stock.

We cannot predict the effect, if any, that future sales of our shares of preferred stock or debt securities, or the availability of our securities for future sale, will have on the market price of our securities, including our Series B preferred stock. Sales of substantial amounts of our preferred stock or debt securities convertible into or exercisable or exchangeable for common stock in the public market or the perception that such sales might occur could reduce the market price of our Series B preferred stock and the terms upon which we may obtain additional equity financing in the future.

You bear a risk of required sale if your shares are redeemed or sold as provided in the ownership limitations of our articles of incorporation or upon a change of control of our company.

Our articles of incorporation contain an ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock, including the Series B preferred stock, by any person. Following a transfer or acquisition of Series B preferred stock that would cause you to own more than 9.9% of our Series B preferred stock, your shares may be subject to redemption or sale as provided in our articles of incorporation. See “Restrictions on Ownership and Transfer” in the accompanying prospectus. Also, the Series B preferred stock will be redeemed upon a change of control of our company. See “Description of Series B Preferred Stock—Redemption” in this prospectus supplement.

Legislative or regulatory action could adversely affect purchasers of our Series B preferred stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Series B preferred stock. Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect your taxation as a holder of Series B preferred stock. Any of these changes could have an adverse effect on an investment in our Series B preferred stock or on market value or resale potential. You are urged to consult with your own tax advisor with respect to the impact that recent legislation may have on your investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect.

Our Series B preferred stock has not been rated and is subordinated to existing and future debt; there are no restrictions on issuance of parity preferred stock.

The Series B preferred stock has not been rated by any nationally recognized statistical rating organization. Furthermore, payment of amounts due on the Series B preferred stock will be subordinated to all of our existing and future debt. As of March 31, 2008, we had approximately $221 million of debt outstanding. There is no limitation on the amount of indebtedness we may incur. In addition, we may issue shares of another class or series of preferred stock ranking on a parity with the Series B preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up. These factors may negatively affect our ability to pay dividends on the Series B preferred stock and the trading price of the Series B preferred stock.

Dividends on the Series B preferred stock are not guaranteed.

Our ability to pay dividends in the future depends on our ability to operate profitably and to generate cash from operations. We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. No dividends on the Series B preferred stock will be authorized by our board of directors or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. See “Description of Series B Preferred Stock–Dividends” in this prospectus supplement.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $11.7 million, after deducting underwriting discounts and estimated offering costs and expenses. If the underwriters’ over-allotment is exercised in full, our net proceeds from the offering will be approximately $13.5 million. We will contribute all of the net proceeds to our operating partnership, Supertel Limited Partnership, in exchange for preferred partnership interests having substantially identical economic terms as the Series B preferred stock as to payment of distributions, including accrued and unpaid dividends upon redemption, and the liquidation preference amount. Our operating partnership will use the proceeds from this offering as follows:

■

approximately $8.54 million to repay outstanding indebtedness on a bridge loan from General Electric Capital Corporation which has an interest rate equal to three-month LIBOR plus 7.5% (reset monthly) through the maturity date of June 1, 2008; and

■

approximately $3.16 million to repay a portion of the outstanding indebtedness under our revolving credit facility with Great Western Bank, which has an interest rate equal to 0.75% below prime and matures on February 22, 2009.

After repaying borrowings on our revolving credit facility, we intend to utilize such facility as needed for working capital purposes and to acquire additional hotel properties. The above borrowings, which will be repaid, were used to purchase hotels and for general corporate purposes.

CAPITALIZATION

The following table sets forth our total capitalization on a consolidated basis as of March 31, 2008. The pro forma column reflects our capitalization as of March 31, 2008, after giving effect to:

■	the issuance of 500,000 shares of Series B preferred stock, with net proceeds of $11.7 million after deducting estimated offering fees and expenses; and

■	the repayment of approximately $11.7 million of debt using the net proceeds from this offering.

(in thousands)	As of March 31, 2008
	Supertel Hospitality, Inc.	Supertel Pro Forma Consolidated
Long-term debt	$221,173	$209,433
Minority interest in consolidated partnerships	$9,953	$9,953

Shareholders’ equity:
Preferred stock, $.01 par value per share, 40,000,000 shares authorized, 924,489 Series A convertible preferred shares issued and outstanding; 924,489 Series A convertible preferred shares and 500,000 Series B preferred shares outstanding on a pro forma basis	$9	$14
Common stock, $.01 par value per share, 100,000,000 shares authorized, 20,709,466 shares issued and outstanding(1)	207	207
Additional paid-in capital	112,792	124,527
Distributions in excess of retained earnings	(25,121)	(25,121)

Total shareholders’ equity	$87,887	$99,627

Total capitalization	$319,013	$319,013

(1)	Excludes (i) 162,143 shares of common stock that may be issuable upon exercise of options outstanding, (ii) 1,636,345 shares of common stock reserved for conversion of our Series A convertible preferred stock and (iii) 1,235,806 shares of common stock reserved for issuance on redemption of limited partnership interests in Supertel Limited Partnership.

DESCRIPTION OF OUR SERIES B PREFERRED STOCK

The following summary of the material terms and provisions of the Series B preferred stock does not purport to be complete and is qualified in its entirety by reference to the articles of amendment setting forth the terms of the Series B preferred stock, our articles of incorporation and our bylaws, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

Under our articles of incorporation, we have authority to issue up to 40,000,000 shares of preferred stock, $.01 par value per share. As of the date of this prospectus supplement, we have 924,489 shares of our Series A preferred stock outstanding. Under our articles of incorporation, our board of directors may issue the preferred stock from time to time, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the board of directors.

Prior to the closing of this offering, our board of directors will adopt articles of amendment to our articles of incorporation establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as Series B Cumulative Preferred Stock. Our board of directors has authorized up to 575,000 shares of     % Series B preferred stock to be issued in this offering.

The transfer agent for the Series B preferred stock will be American Stock Transfer & Trust Company.

Maturity

The Series B preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Rank

The Series B preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to our common stock, (ii) senior to all classes or series of preferred stock issued by us and ranking junior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, (iii) on a parity with our Series A preferred stock and with all classes or series of preferred stock issued by us and ranking on a parity with the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up and (iv) junior to all of our existing and future indebtedness.

Dividends

Holders of Series B preferred stock are entitled to receive, when and as authorized by our board of directors, or a duly authorized committee thereof, and declared by us out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of     % per year of the $25.00 Liquidation Preference per share (equivalent to a fixed annual amount of $             per share).

Dividends on the Series B preferred stock shall be cumulative from and including the date of original issue and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31, or, if not a business day, the next succeeding business day. The first dividend will be paid on June 30, 2008 with respect to the period commencing on the date of issue and ending June 30, 2008 and will be less than a full quarter payment.

Any dividend payable on the Series B preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our share records at the close of business on the applicable record date determined by our board of directors.

No dividends on the Series B preferred stock shall be authorized by our board of directors or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series B preferred stock will not bear interest.

Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any other class or series of preferred stock ranking, as to dividends, on a parity with or junior to the Series B preferred stock (other than a dividend payable in capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B preferred stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the Series B preferred stock, all dividends declared upon the Series B preferred stock and any other class or series of preferred stock ranking on a parity as to dividends with the Series B preferred stock shall be declared pro rata so that the amount of dividends declared per share of Series B preferred stock and such other class or series of preferred stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B preferred stock and such other class or series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than a dividend payable in capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the common stock, or any other class or series of capital stock ranking junior to or on a parity with the Series B preferred stock as to dividends or upon liquidation, nor shall any common stock, or any other class or series of capital stock ranking junior to or on a parity with the Series B preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for any other class or series of capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation or by redemption for the purpose of preserving our qualification as a REIT).

Holders of Series B preferred stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B preferred stock as provided above. Any dividend payment made on the Series B preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Accrued but unpaid dividends on the Series B preferred stock will not bear interest.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25.00 per share in cash, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of common stock or any other class or series of capital stock that ranks junior to the Series B preferred stock as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series B preferred stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series B preferred stock, then the holders of the Series B preferred stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series B preferred stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B preferred stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidation preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series B preferred stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into us, the sale, lease or conveyance of all or substantially all of our property or business or a statutory share exchange, shall not be deemed to constitute our liquidation, dissolution or winding up.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of our shares of capital stock or otherwise is permitted under Virginia law, no effect shall be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of capital stock whose preferential rights upon distribution are superior to those receiving the distribution.

Redemption

The Series B preferred stock is not redeemable prior to June     , 2013, except in certain limited circumstances relating to the maintenance of our ability to qualify as a REIT as described in “Restrictions on Ownership and Transfer” in the accompanying prospectus or a Change of Control (as defined below). We may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series B preferred stock, in whole or in part, at any time or from time to time on or after June     , 2013 for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date of redemption, without interest. Also, upon a Change of Control, each outstanding share of our Series B preferred stock will be redeemed for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest.

If notice of redemption of any Series B preferred stock has been given and if the funds necessary for such redemption have been set aside, separate and apart from other funds, by us in trust for the pro rata benefit of the holders of any Series B preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series B preferred stock, such Series B preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B preferred stock is to be redeemed, the Series B preferred stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

Unless full cumulative dividends on all Series B preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B preferred stock shall be redeemed unless all outstanding Series B preferred stock is simultaneously redeemed and we shall not purchase or otherwise acquire, directly or indirectly, any Series B preferred stock (except by exchange for any other class or series of capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by us of Series B preferred stock as described in “Restrictions on Ownership and Transfer”, “Description of Capital Stock” and “Certain Material Provisions of Virginia Law, Our Articles of Incorporation and Bylaws” in the accompanying prospectus in order to ensure that we continue to meet the requirements for qualification as a REIT, or the purchase or acquisition of Series B preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B preferred stock. So long as no dividends are in arrears, we shall be entitled at any time and from time to time to repurchase Series B preferred stock in open-market transactions duly authorized by our board of directors and effected in compliance with applicable laws.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B preferred stock to be redeemed at their respective addresses as they appear on our share transfer records. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series B preferred stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B preferred stock to be redeemed; (iv) the place or places where the Series B preferred stock is to be surrendered for payment of the redemption price; and (v) dividends will cease to accrue on the redemption date.

Immediately prior to any redemption of Series B preferred stock, we shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after the applicable dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series B preferred stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date.

The Series B preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we continue to meet the requirements for qualification as a REIT, the Series B preferred stock will be subject to provisions of our articles of incorporation, under which Series B preferred stock owned by a shareholder in excess of the ownership limits discussed under “Restrictions on Ownership and Transfer”, “Description of Capital Stock” and “Certain Material Provisions of Virginia Law, Our Articles of Incorporation and Bylaws” in the accompanying prospectus will be transferred to a charitable trust and may be purchased by us under certain circumstances.

All Series B preferred stock redeemed shall be retired and shall be reclassified as authorized and unissued preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

A “change of control” shall be deemed to have occurred at such time as (a) a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 35% of the total voting power of the total voting stock of our company on a fully diluted basis; (b) the date we sell, transfer or otherwise dispose of all or substantially all of our assets; or (c) the date of the consummation of a merger or share exchange of our company with another corporation where our shareholders immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all shareholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean capital stock of any class or kind having the power to vote generally for the election of directors.

Voting Rights

Holders of the Series B preferred stock will not have any voting rights, except as set forth below.

Whenever dividends on any Series B preferred stock are in arrears for six or more quarterly periods (whether or not consecutive) (a “Preferred Dividend Default”), the number of directors then constituting our board of directors shall increase by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined)), and the holders of such Series B preferred stock (voting separately as a class with all other classes or series of preferred stock ranking on a parity with the Series B preferred stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable (“Parity Preferred”)) will be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of a total of two additional directors (the “Preferred Stock Directors”) at a special meeting called by the holders of record of at least 20% of the Series B preferred stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting at which a Preferred Stock Director is to be elected until up to twelve months after all dividends accumulated on such Series B preferred stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event our directors are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to ensure that the number of directors in each of the classes of directors are as equal as possible.

Within twelve months after all accumulated dividends and the dividend for the then current dividend period on the Series B preferred stock shall have been paid in full and set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on the Series B preferred stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate within twelve months thereafter and the number of directors then constituting our board of directors shall decrease accordingly.

Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Series B preferred stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B preferred stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

So long as any shares of Series B preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of Series B preferred stock entitled to cast at least two-thirds of the votes entitled to be cast by the holders of the Series B preferred stock, given in person or by proxy, either in writing or at a meeting (voting together as a class):

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amend, alter, repeal or make other changes to any provisions of the articles of amendment setting forth the terms of the Series B preferred stock or our articles of incorporation, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B preferred stock or the holders thereof; or

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authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking senior to the Series B preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or otherwise, or reclassify any shares of capital stock into any such shares;

provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series B preferred stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in any merger or consolidation to which we became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series B preferred stock; and provided, further, that (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other class or series of preferred stock, (ii) any increase in the amount of the authorized shares of such series, in each case ranking on a parity with or junior to the Series B preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or (iii) any merger or consolidation in which we are not the surviving entity if, as a result of the merger or consolidation, the holders of Series B preferred stock receive cash in the amount of the liquidation preference, plus any accrued and unpaid dividends thereon, in exchange for each of their shares of Series B preferred stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

With respect to the foregoing voting privileges, each share of Series B preferred stock shall have one vote per share, except that when any other class or series of capital stock shall have the right to vote with the Series B preferred stock as a single class, then the Series B preferred stock and such other class or series of capital stock will each have one vote per $10.00 of liquidation preference.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the articles of amendment setting forth the terms of the Series B preferred Stock or as otherwise required by applicable law, the Series B preferred stock will not have any relative, participating, optional or other special voting rights and powers.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our outstanding capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Because our board of directors believes it is at present essential for us to qualify as a REIT, our articles of incorporation, subject to certain exceptions, contain restrictions on the number of shares of common stock and preferred stock that a person may own. Our articles of incorporation provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (i) our outstanding shares of common stock or (ii) any series of our outstanding shares of preferred stock. Shares owned in excess of such limits shall be transferred to a charitable trust pursuant to our articles of incorporation, in which case the holder will lose certain ownership rights with respect to such shares and we will have the right to purchase such shares. See “Description of Capital Stock,” “Certain Material Provisions of Virginia Law, Our Articles of Incorporation and Bylaws” and “Restrictions on Ownership and Transfer” in the accompanying prospectus.

No Preemptive Rights

No holder of Series B preferred stock shall be entitled to any preemptive rights to subscribe for or acquire any unissued preferred stock (whether now or hereafter authorized) or our securities convertible into or carrying a right to subscribe to or acquire our capital stock.

BOOK-ENTRY SYSTEM

The Depositary Trust Company, which we refer to along with its successors in this capacity as “DTC,” will act as securities depositary for all of the Series B preferred stock. We will issue the Series B preferred stock only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. We will issue and deposit with DTC one or more fully-registered global certificates for the Series B preferred stock representing, in the aggregate, the total number of shares of Series B preferred stock to be sold in this offering and which will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

DTC is a limited purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation under the meaning of the New York Uniform Commercial Code, and a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants’ accounts, eliminating in this manner the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, are indirect participants and also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of Series B preferred stock within the DTC system must be made by or through direct participants, who will receive a credit for the Series B preferred stock on DTC’s records. The ownership interest of each actual purchaser of each share of Series B preferred stock is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased Series B preferred stock. Transfers of ownership interests in the Series B preferred stock are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Series B preferred stock, unless the book-entry system for the Series B preferred stock is discontinued.

DTC has no knowledge of the actual beneficial owners of the Series B preferred stock. DTC’s records reflect only the identity of the direct participants to whose accounts the shares of the Series B preferred stock are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as are in effect from time to time, will be governed by arrangements among them.

We will send redemption notices to Cede & Co. as the registered holder of the Series B preferred stock. If less than all of the shares of Series B preferred stock are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the Series B preferred stock is limited to the holders of record of the Series B preferred stock, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on Series B preferred stock. Under its usual procedures, DTC would mail an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the Series B preferred stock are credited on the record date (identified in a listing attached to the omnibus proxy).

We will make dividend payments on the Series B preferred stock to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, neither DTC nor we, will be responsible for the payment. The issuer and any paying agent will be responsible for payment of dividends to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary on any of the Series B preferred stock at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final Series B preferred stock certificates must be printed and delivered. We may at our option decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary).

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

“Beneficial owner” refers to the ownership interest of each actual purchaser of each share of Series B preferred stock.

“Direct participants” refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc., the American Stock Exchange Inc., and the Financial Industry Regulatory Authority, own DTC. Purchases of Series B preferred stock within the DTC system must be made by or through direct participants who will receive a credit for the shares of Series B preferred stock on DTC’s records.

“Indirect participants” refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain federal income tax considerations with respect to the ownership of our Series B preferred stock. For additional information, see the “Federal Income Tax Consequences of Our Status as a REIT” in the accompanying prospectus.

Taxation of our Company

We are currently taxed as a REIT under the federal income tax laws. We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. In connection with this offering, we will receive an opinion of McGrath North Mullin & Kratz, PC LLO, that we qualified to be taxed as a REIT for our taxable years ended January 1, 2002 through December 31, 2007, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2008, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is (1) based upon customary assumptions, (2) conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and (3) not binding upon the Internal Revenue Service or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax laws governing our qualification as a REIT, which are subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Federal Income Tax Consequences of Our Status as a REIT—Failure to Qualify” in the accompanying prospectus.

Non-U.S. Shareholders

We anticipate that our Series B preferred stock will be treated as being “regularly traded” on an established securities market in the United States following this offering. Therefore, we anticipate that our Series B preferred stock will be eligible for the two exemptions to the “FIRPTA” tax applicable to “regularly traded” shares. For a discussion of the FIRPTA tax and the exceptions for “regularly traded” shares, see “Federal Income Tax Consequences of Our Status as a REIT—Taxation of Non-U.S. Shareholders” in the accompanying prospectus. As a result, Non-U.S. Shareholders (as defined in the accompanying prospectus) that own not more than 5% of the Series B preferred stock during the applicable testing periods will generally not be subject to withholding or taxation under FIRPTA on distributions made on our Series B preferred stock or on gain from the sale of our Series B preferred stock. Non-U.S. Shareholders are urged to consult their tax advisors to determine the impact of federal, state and local income tax laws on ownership of our Series B preferred stock.

UNDERWRITING

We intend to offer the shares of our Series B preferred stock through the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Series B preferred stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
Ferris, Baker Watts, Incorporated
JMP Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	500,000

The underwriting agreement provides that the obligation of the underwriters to purchase the Series B preferred stock in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 75,000 additional shares of the Series B preferred stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Series B preferred stock approximately proportionate to that underwriter’s initial purchase commitment.

We have applied to have our Series B preferred stock listed on the Nasdaq Global Market under the symbol “            ”.

In no event will the maximum underwriting discount and commissions to be received by any FINRA member firm in connection with this offering exceed 10%.

The underwriters have advised us that they propose to offer some of the Series B preferred stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of $            per share. The underwriters may allow, and dealers may re-allow, a concession not in excess of $            per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters. The following table shows the underwriting discount assuming both no exercise and full exercise by the underwriters of their over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our total expenses of this offering will be approximately $            .

In connection with this offering the underwriters may purchase and sell our Series B preferred stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Series B preferred stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of our Series B preferred stock available for purchase in the open market as compared to the price at which they may purchase our Series B preferred stock through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters will not make “naked” short sales of Series B preferred stock in excess of the number of shares represented by the underwriters’ over-allotment option. Stabilizing transactions consist of bids for, or purchases of, Series B preferred stock in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase Series B preferred stock originally sold by that syndicate member in order to cover syndicate short positions or to make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our Series B preferred stock. They may also cause the price of our Series B preferred stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Robert W. Baird & Co. Incorporated has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement, the accompanying prospectus or the registration statement for which the prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by McGrath North Mullin & Kratz, PC LLO. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements and related financial schedule III of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2007 contains an explanatory paragraph that states Supertel Hospitality, Inc. acquired 15 Masters Inn hotels during 2007, and management excluded from its assessment of the effectiveness of Supertel Hospitality, Inc.’s internal control over financial reporting as of December 31, 2007, Masters Inn’s internal control over financial reporting associated with total assets of $43.4 million and total revenues of $9.9 million included in the consolidated financial statements of Supertel Hospitality, Inc. and subsidiaries as of and for the year ended December 31, 2007. The audit of internal control over financial reporting of Supertel Hospitality, Inc. also excluded an evaluation of the internal control over financial reporting of the 15 Masters Inn hotels.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Our SEC filings may be found on our website at www.supertelinc.com. The SEC also maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our common stock is listed on the Nasdaq Global Market and, as a result, we also file our reports, proxy statements and other information with Nasdaq.

We filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus supplement. This prospectus supplement, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus supplement.

PROSPECTUS

$100,000,000

Common Stock

Preferred Stock

We may from time to time issue common stock and preferred stock, or any combination of these securities, in one or more offerings, up to a total dollar amount of $100,000,000. We may sell these securities to or through underwriters, directly to investors or through agents. We will specify the terms of the securities, and the names of any underwriters or agents, in supplements to this prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol “SPPR.” On November 9, 2007, the last reported sales price of our common stock on the NASDAQ Global Market was $6.73 per share.

You should read this entire prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you invest in any of these securities.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 2 for risks relating to an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is November 29, 2007.

You should rely only on the information contained in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

OUR COMPANY

We are a self-administered real estate investment trust, or REIT, focused on owning limited service hotels. We currently own 115 hotels in 24 states containing an aggregate of 10,165 rooms. We continue to review acquisition candidates, both portfolio and individual properties. Our acquisition strategy remains to buy properties that can generate strong cash flow and benefit from our scale, distribution and asset management. Our senior management team has an average of 15 years experience in the hospitality industry.

Our Structure

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 93% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties. In order for the income from our hotel property investments to constitute “rents from real properties” for purposes of the gross income test required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to our TRS Lessee or one of its wholly-owned subsidiaries. We may form additional TRSs and TRS lessees in the future.

Our Principal Office

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701 and our telephone number is (402) 371-2520. We maintain an Internet website located at www.supertelinc.com. Our internet website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available free of charge on our website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission, or SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print upon request. Requests should be sent to Supertel Hospitality, Inc., 309 N. 5th St, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, utilizing a “shelf” registration process. This prospectus provides you with a general description of the offered securities. Each time we sell any of the offered securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the method and terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with any additional information described under the heading “Where You Can Find More Information.”

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that are “forward-looking” in that they do not discuss facts but instead note future expectations, projections, intentions or other items relating to the future.

Forward-looking statements, which are generally prefaced by the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, which may include acquisitions of additional hotels, the repayment of outstanding indebtedness, capital expenditures, the improvement of hotels in our portfolio, working capital and other general purposes. Pending application of cash proceeds, we may use the net proceeds to temporarily reduce borrowings under our revolving credit facilities or we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities which are consistent with our intention to qualify as a REIT for federal income tax purposes. Further details regarding the use of the net proceeds of a specific series or class of the securities will be set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2007, and for each of the last five fiscal years.

	Nine Months Ended September 30, 2007	Year Ended December 31
		2006	2005	2004	2003	2002
Ratio of earnings to combined fixed charges and preferred stock dividends	1.43	1.29	1.50	1.23	1.07	0.77

Our earnings were insufficient to cover fixed charges by approximately $2 million for the fiscal year ended December 31, 2002. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the sum of fixed charges and dividends on preferred stock. “Fixed charges” consist of interest costs, whether expensed or capitalized, amortized premiums, discounts and capitalized expense related to indebtedness and an estimate of the interest within rental expense.

DESCRIPTION OF CAPITAL STOCK

The following summary discusses the material terms of our capital stock and does not purport to be a complete summary and is qualified in its entirety by reference to Virginia laws and our articles of incorporation and bylaws, copies of which have previously been filed with the SEC. See “Where You Can Find More Information.”

General

Our articles of incorporation provide that we may issue up to 140,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share. Under Virginia law, our shareholders generally are not personally liable for our debts and obligations solely as a result of their status as shareholders. As of the date of this prospectus, we have 20,563,426 shares of our common stock issued and outstanding and 1,006,999 shares of our Series A convertible preferred stock issued and outstanding.

Transfer Agent

The transfer agent and registrar for our common stock and Series A convertible preferred stock is Wachovia Bank, N.A.

Description of Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, the common shareholders possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock vote together as a single class. There is no cumulative voting in the election of directors, which means in all elections of directors, each common shareholder has the right to cast one vote for each share of stock for each candidate, thus, holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Virginia Stock Corporation Act and any preferential rights of any other shares or series of shares of capital stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by the board of directors out of assets legally available therefore and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

Other Rights

Subject to any preferential liquidation rights of holders of our preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our shareholders. Shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable.

Description of Preferred Stock

Our articles of incorporation permit the board of directors to authorize the issuance of shares of preferred stock from time to time, in one or more series. The board of directors may grant the holders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. The board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock.

Each share of the Series A convertible preferred stock bears a liquidation preference of $10.00. The Series A preferred stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to all classes or series of our common stock, senior or on parity with all other classes or series of preferred stock and junior to all of our existing and future indebtedness. The outstanding Series A convertible preferred stock does not have any maturity date, is not subject to any sinking fund and is not subject to mandatory redemption, except in limited circumstances to preserve our status as a REIT.

Dividends

Dividends on the Series A convertible preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A convertible preferred stock accrue regardless of whether or not we have earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and earn additional dividends at 8%, compounded monthly.

Liquidation Preference

Upon liquidation, the Series A preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. We will not pay any distributions, or set aside any funds for the payment of distributions, on our common shares unless we have also paid (or set aside for payment) the full cumulative distributions on the Series A preferred shares for the current and all past dividend periods.

Conversion Rights

Each share of Series A convertible preferred stock is convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The conversion rights of the holders of the Series A convertible preferred stock are subject to cancellation on or after December 31, 2008 if the closing price of our common stock on the Nasdaq Global Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. We will issue a conversion cancellation notice to holders of the Series A convertible preferred stock specifying the date the conversion rights will be deemed cancelled. In the event we issue a conversion cancellation notice, the Series A convertible preferred stock will be redeemable on or after January 1, 2009 for cash, at our option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date.

Optional Redemption

We may not optionally redeem the Series A convertible preferred stock prior to January 1, 2009, except in limited circumstances to preserve our status as a REIT. Otherwise the Series A convertible preferred stock will be redeemable for cash, at our option in whole or from time to time in part, at:

•	$10.80 per share on or after January 1, 2009

•	$10.40 per share on or after January 1, 2010

•	$10.00 per share on or after January 1, 2011,

plus accrued and unpaid dividends to the redemption date.

Voting Rights

Holders of the Series A convertible preferred stock generally have no voting rights. However, if dividends on the Series A convertible preferred stock are in arrears for six consecutive months or nine months (whether or not consecutive) in any twelve month period, holders of the Series A convertible preferred stock will be entitled to appoint two members to our board of directors until up to twelve months after all dividend arrearages have been paid. In addition, some changes that would be materially adverse to the rights of holders of the Series A convertible preferred stock outstanding at the time cannot be made without the affirmative vote of the holders of Series A convertible preferred stock entitled to cast at least a majority of the votes entitled to be cast by the holders of the Series A convertible preferred stock voting as a single class.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

The following summary with respect to restrictions on ownership and transfer of our capital stock sets forth certain general terms and provisions of our charter to which any prospectus supplement may relate. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation. A copy of our existing articles of incorporation is filed with the SEC. Any amendment or supplement to our articles of incorporation relating to an issuance of securities pursuant to this prospectus shall be filed with the SEC and shall be incorporated by reference as an exhibit to the applicable prospectus supplement. See “Where You Can Find More Information.”

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock.

Subject to certain exceptions described below, our articles provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

•	the number of outstanding shares of our common stock, or

•	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

•	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,

•	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

•	result in our being “closely held” under the federal income tax laws, or

•	cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than TRS Lessee), under the federal income tax laws,

will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

•

the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

•	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or

•	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by the board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, more than 5%, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a real estate investment trust and to ensure compliance with the ownership limit.

The ownership limit in our articles will continue to apply until:

•	our board of directors determines that it is no longer in the best interest of Supertel to attempt to qualify, or to continue to qualify, as a real estate investment trust, and

•	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders of Supertel.

DESCRIPTION OF CERTAIN MATERIAL PROVISIONS OF VIRGINIA LAW, OUR ARTICLES

OF INCORPORATION AND OUR BYLAWS

Virginia Stock Corporation Act

The Virginia Stock Corporation Act contains provisions that may have the effect of impeding the acquisition of control of a Virginia corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

We are subject to the “affiliated transactions” provisions of the Virginia Stock Corporation Act which restrict certain transactions between us and any person (an “Interested Shareholder”) who beneficially owns more than 10% of any class of our voting securities (“Affiliated Transactions”). These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date we first had 300 shareholders of record or whose acquisition of shares making such person an Interested Shareholder was previously approved by a majority of our Disinterested Directors. “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of our board of directors who was (i) a member on the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors.

Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of our company proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of our company with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

The “affiliated transactions” statute prohibits us from engaging in an Affiliated Transaction with an Interested Shareholder for a period of three years after the Interested Shareholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder. Following the three-year period, in addition to any other vote required by law or by our Articles of Incorporation, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the shareholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by shareholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Shareholder to acquire the largest number of its shares and (ii) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Shareholder for shares it acquired and the fair market value of the shares on specified dates.

Control Share Acquisitions Statute

We are also subject to the “control share acquisitions” provisions of the Virginia Act, which provide that shares of our voting securities which are acquired in a “Control Share Acquisition” have no voting rights unless such rights are granted by a shareholders’ resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director. A “Control Share Acquisition” is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person’s voting strength with respect to the election of directors to meet or exceed any of the following thresholds: (i) one-fifth, (ii) one-third or (iii) a majority.

“Beneficial ownership” means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person shall be deemed to be a beneficial owner of shares as to which such person may exercise voting power by virtue of an irrevocable proxy conferring the right to vote. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with us and demand a special meeting of shareholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. We may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the shareholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those shareholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from us. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if our Articles of Incorporation or Bylaws are amended, within the time limits specified in the statute, to so provide.

A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Stock Corporation Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, any such election not to be governed by the “affiliated transactions” statute must be approved by the corporation’s shareholders and will not become effective until 18 months after the date it is adopted. We have not elected to exempt itself from coverage under these statutes.

Our Articles of Incorporation and Bylaw Provisions

Board of Directors

Our board of directors currently consists of eight directors. Our articles of incorporation provide that our board of directors will consist of no less than three nor more than nine members, and that a majority of our board will be independent directors. Our bylaws provide that the number of directors may be established by our board of directors from time to time within the range set by our articles of incorporation.

Our directors are elected annually to serve one-year terms and until their successors are elected and qualify. Holders of shares of our common stock do not have the right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the votes cast at the meeting will be able to elect all of the successors of the directors.

Our bylaws provide that a vacancy will be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any director appointed to fill a vacancy holds office until the next annual meeting and until his or her successor is duly elected and qualified.

Our bylaws provide that our shareholders may, at any time, remove any director, with or without cause, by affirmative vote of a majority of the votes entitled to be cast in the election of directors, and may elect a successor to fill any resulting vacancy.

Meetings of Shareholders

Under our bylaws, annual meetings of shareholders are held each year at a date and time as determined by our chief executive officer or our board of directors. Special meetings of shareholders may be called by our chief executive officer, a majority of our directors, or a majority of our independent directors. Special meetings of shareholders may also be called upon the written request of the holders of not less than ten percent of the shares of our common stock entitled to vote at a meeting. Unless requested by shareholders entitled to cast a majority of votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any annual or special meeting of shareholders held during the proceeding twelve months.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by our board of directors or (3) by a shareholder who has complied with the advance notice procedures of our bylaws.

REIT Status

Our articles of incorporation provide that it is the duty of our board of directors to ensure that our company satisfies the requirements for qualification as a REIT under the Code. The board of directors may take no action to disqualify our company as a REIT or otherwise revoke our REIT election without the affirmative vote of two-thirds of the number of shares of common stock entitled to vote on such matter at a special meeting of shareholders.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended by the affirmative vote of the shareholders of a majority of the outstanding shares of common stock entitled to vote on the matter, subject to provisions of Virginia law that would require a different vote. Our bylaws may, subject to the provisions of Virginia law, be amended by (1) the affirmative vote of a majority of the directors, except that the board of directors cannot alter or repeal any bylaws made by the shareholders, or (2) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Description of Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification

Our articles of incorporation also require us to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by is or in our right, by reason of the fact that he or she is or was such a director or officer or is or was serving at our request as a director, officer, employee or agent of another entity, provided that the board of directors determines that the conduct in question was in our best interest and such person was acting on our behalf. The director or officer is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred if such person engaged in gross negligence, willful misconduct or a knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have us make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. Our board of directors also has the authority to extend to any person who is our employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to the same conditions and obligations described above.

The Virginia Stock Corporation Act permits a court, upon application of a director or officer, to review our board’s determination as to a director’s or officer’s request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order us to make advances and/or reimbursement for expenses or to provide indemnification.

We have been informed that in the opinion of the SEC indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF

SUPERTEL LIMITED PARTNERSHIP

The following description of the partnership agreement of Supertel Limited Partnership is qualified in its entirety by reference to the Third Amended and Restated Agreement of Limited Partnership, a copy of which has previously been filed with the SEC. See “Where You Can Find More Information.”

Management

Supertel Limited Partnership was organized in 1994 as a Virginia limited partnership pursuant to the terms of the partnership agreement. Pursuant to the terms of the partnership agreement, Supertel Hospitality REIT Trust, as the sole general partner of Supertel Limited Partnership, has full, exclusive and complete responsibility and discretion in the management and control of Supertel Limited Partnership. Supertel Hospitality REIT Trust is our wholly-owned subsidiary. The limited partners of Supertel Limited Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, Supertel Limited Partnership. Supertel Hospitality REIT Trust, without the consent of the limited partners, may amend the partnership agreement in any respect to the benefit of and not adverse to the interests of the limited partners. Any other amendments to the partnership agreement require the consent of limited partners holding more than 50% of the percentage interests of the limited partners.

Transferability of Interests

Supertel Hospitality REIT Trust may not voluntarily withdraw from Supertel Limited Partnership, and we may not transfer or assign our interest in Supertel Hospitality REIT Trust. In addition, Supertel Hospitality REIT Trust may not transfer or assign its interest in Supertel Limited Partnership unless:

•

the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction (see “Redemption Rights” below); or

•	the successor to us contributes substantially all of its assets to Supertel Limited Partnership in return for an interest in Supertel Limited Partnership.

With certain limited exceptions, the limited partners may not transfer their interests in Supertel Limited Partnership, in whole or in part, without the written consent of Supertel Hospitality REIT Trust, which may withhold its consent in its sole discretion. Supertel Hospitality REIT Trust may not consent to any transfer that would cause Supertel Limited Partnership to be treated as a corporation for federal income tax purposes or would otherwise violate any applicable Federal or state securities laws.

Capital Contribution

The partnership agreement provides that if Supertel Limited Partnership requires additional funds at any time in excess of funds available to it from borrowing or capital contributions, we may borrow such funds and lend the funds to Supertel Limited Partnership on the same terms and conditions. The partnership agreement generally obligates us to contribute the proceeds of a share offering, including the proceeds from this offering, as additional capital to Supertel Limited Partnership. Moreover, we are authorized to cause Supertel Limited Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in our best interest and in the best interests of Supertel Limited Partnership.

If we contribute additional capital to Supertel Limited Partnership, we will receive additional units of partnership interest, and our percentage interest in Supertel Limited Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Supertel Limited Partnership at the time of the contribution. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us.

In addition, if we contribute additional capital to Supertel Limited Partnership, we will revalue the partnership’s property to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in the property would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of the property for fair market value on the date of the revaluation.

Redemption Rights

Each limited partner of Supertel Limited Partnership holding common units of limited partnership interests and each limited partner holding preferred units of limited partnership interests, if those preferred units so provide, may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. As of the date of this prospectus, 1,235,806 common units and 195,610 preferred units of Supertel Limited Partnership are held by the limited partners. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock. The preferred units outstanding at the date of this prospectus are convertible by the holders into common units on a one-for-one basis or may be redeemed for cash at $10 per share until October 2009. These preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership. Any preferred units issued by Supertel Limited Partnership after the date of this prospectus may have different terms.

The redemption price will be paid in cash if the issuance of shares of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common or preferred stock in excess of 9.9% of the outstanding shares of common stock or preferred stock of any series,

•	result in shares of our capital stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

•	result in our being “closely held” within the meaning of the federal income tax laws,

•

cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant, other than TRS Lessee, of our or Supertel Limited Partnership’s real property, within the meaning of the federal income tax laws, or

•

cause the acquisition of shares of common stock by the redeeming limited partner to be “integrated” with any other distribution of shares of common stock for purposes of complying with the Securities Act.

A limited partner may not exercise the redemption right for less than 1,000 common units or, if a limited partner holds less than 1,000 common units, less than all of the common units held by the limited partner. The number of shares of common stock issuable on exercise of the redemption rights will be adjusted on the occurrence of share splits, mergers, consolidations or similar pro rata share transactions.

Operations

The partnership agreement requires that Supertel Limited Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT, to use reasonable efforts to avoid any federal income or excise tax liability imposed by the federal income tax laws, other than tax on any retained capital gain, and to ensure that Supertel Limited Partnership will not be classified as a “publicly traded partnership” for purposes of the federal income tax laws.

In addition to the administrative and operating costs incurred by Supertel Limited Partnership, the partnership pays all of our administrative costs, and these costs are treated as expenses of Supertel Limited Partnership. Our expenses generally include:

•	all expenses relating to our formation and continuing existence;

•	all expenses relating to the registration of securities by us;

•	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

•	all expenses associated with compliance by us with laws, rules and regulations promulgated by any regulatory body; and

•	all other operating or administrative costs we incur in the ordinary course of our business on behalf of Supertel Limited Partnership.

Distributions

The partnership agreement provides that Supertel Limited Partnership will distribute cash from operations on at least a quarterly basis. Cash from operations includes net sale or refinancing proceeds, but excludes net proceeds from the sale of Supertel Limited Partnership’s property in connection with a liquidation. We will determine the amount of distributions in our sole discretion. On liquidation of Supertel Limited Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of Supertel Limited Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of Supertel Limited Partnership, we will contribute cash to the partnership, equal to the negative balance in our capital account.

Allocations

Income, gain and loss of Supertel Limited Partnership for each fiscal year generally are allocated among the partners in accordance with their respective partnership interests, subject to compliance with the provisions of the federal income tax laws.

Term

Supertel Limited Partnership will continue until December 31, 2050, or until sooner dissolved on:

•	the bankruptcy, dissolution or withdrawal of Supertel REIT Trust, unless the limited partners elect to continue Supertel Limited Partnership;

•	the sale or other disposition of all or substantially all the assets of the Supertel Limited Partnership;

•	the redemption of all units, other than those held by Supertel Hospitality REIT Trust, if any; or

•	the election of Supertel Hospitality REIT Trust and approval of the holders of 75% of the percentage interests of the limited partners, excluding Supertel Hospitality REIT Trust.

Tax Matters Partner

We are the tax matters partner of Supertel Limited Partnership and have authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material federal income tax considerations that may be relevant to a prospective holder of our common stock or preferred stock. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Shareholders”), or foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Shareholders”).

The statements of law in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock or preferred stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your own tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We are currently taxed as a REIT under the federal income tax laws. We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.

In connection with this filing, we received an opinion of McGrath North Mullin & Kratz, PC LLO, that we qualified to be taxed as a REIT for our taxable years ended January 1, 2002 through December 31, 2006, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2007, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is (1) based upon customary assumptions, (2) conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and (3) not binding upon the Internal Revenue Service or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax laws governing our qualification as a REIT, which are subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the federal income tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.” Generally, we will be subject to federal income tax in the following circumstances:

•

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Under certain circumstances, we may be subject to the “alternative minimum tax” on items of tax preference that we do not distribute or allocate to our shareholders.

•

We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of our business, and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of this required distribution over the amount we actually distributed.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset, provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition of the asset, or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. In connection with the merger of Supertel Hospitality Inc. into Humphrey Hospitality Trust, Inc. in 1999, we acquired assets with a built-in gain. If we dispose of those assets in taxable transactions before 2010, we will pay a corporate level tax on any built-in gain recognized (to the extent of the built-in gain in such assets on the date we acquired such assets).

•	We will incur a 100% excise tax on transactions with a “taxable REIT subsidiary” that are not conducted on an arm’s-length basis.

•

If we fail to satisfy certain asset tests, described below under “—Asset Tests,” by more than a de minimis threshold, and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax of the greater of $50,000 or at the highest corporate rate on the income generated by the non-qualifying assets.

•

We may be subject to a $50,000 tax if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and such failure is due to reasonable cause and not willful neglect.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets the following requirements:

(1) it is managed by one or more trustees or directors;

(2) its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

(4) it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5) at least 100 persons are beneficial owners of its shares or ownership certificates;

(6) no more than 50% in value of its outstanding shares (including preferred shares and common shares) or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

(7) it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9) it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our capital stock in proportion to their actuarial interests in the trust for purposes of requirement 6. In addition, for purposes of applying requirement 6, a look-through rule applies so that generally shares of our capital stock that are held by a corporation, partnership, estate or trust (except as summarized above) will be considered owned proportionately by their respective shareholders, partners or beneficiaries.

We have issued sufficient capital stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our capital stock so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our capital stock are described in “Restrictions on Ownership and Transfer.”

A corporation that is a “qualified REIT subsidiary” (i.e., a corporation that is 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” of ours that is not a taxable REIT subsidiary (“TRS”) will be ignored, and all assets, liabilities and items of income, deduction and credit of that subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Similarly, any wholly-owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership, in general, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnerships and of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes, in which we own or will acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health facility is operated but is permitted to lease hotels from a related REIT as long as the hotels are operated on behalf of the TRS by an “eligible independent contractor.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate income taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We formed TRS Leasing, Inc. and its wholly owned subsidiaries, TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC and SPPR-BMI TRS Subsidiary, LLC (together, the “TRS Lessee”) and each of our hotels is leased by the TRS Lessee. Our hotels are managed by independent management companies, Royco Hotels Inc. and HLC Hotels Inc., each of which qualifies as an “eligible independent contractor.” We may form or acquire one or more additional TRSs in the future. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends, or other distributions on, and gain from the sale of shares in other REITs;

•	gain from the sale of real estate assets; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of (1) income that is qualifying income for purposes of the 75% gross income test, (2) other types of dividends and interest, (3) gain from the sale or disposition of stock or securities, or (4) any combination of the foregoing. If we enter into a transaction in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets and we properly identify the “hedges” as required by Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test (but not for purposes of the 75% gross income test). Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of our business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

•

Second, neither we nor a direct or indirect owner of 10% or more of our shares of capital stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS leasing a hotel, such TRS may not directly or indirectly operate or manage the related hotel. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

•

Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its shareholders, own more than 35% of our shares of capital stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the TRS Lessee leases each of our hotels. The percentage leases provide that the TRS Lessee is obligated to pay to the Partnerships (1) percentage rent based on gross revenue and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels.

In order for the percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•

the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•

the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•

the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

McGrath North Mullin & Kratz, PC LLO is of the opinion that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	the Partnerships, on the one hand, and the TRS Lessee, on the other hand, intend their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS Lessee has the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the TRS Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained and improved;

•

the TRS Lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

•	the TRS Lessee benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

•

the TRS Lessee generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS Lessee’s use, management, maintenance, or repair of the hotels, (3) impositions in respect of the hotels that are the obligations of the TRS Lessee, (4) any breach of the percentage leases or of any sublease of a hotel by the TRS Lessee, or (5) the gross negligent acts and omissions and willful misconduct of the TRS Lessee;

•	the TRS Lessee stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

•	the Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS Lessee; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from the TRS Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status (unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests”).

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock of any corporate lessee or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). The constructive ownership rules provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. This rule, however, does not apply to rents for hotels leased to a TRS if an “eligible independent contractor” operates the hotels for the TRS. As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at, or in connection with, such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of the personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus could lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an eligible independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy this requirement because the Partnerships will not perform any services other than customary services. Furthermore, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. If the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (3) we furnish noncustomary services to the lessee of the hotel, other than through an independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, we could lose our REIT status. However, in either situation we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the percentage rent, the TRS Lessee is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Additionally, amounts based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT, are not excluded from the term “interest”. Furthermore, if a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets are held primarily for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity’s business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

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which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if (1) a lessee defaults on its obligations under a percentage lease, (2) we terminate the lessee’s leasehold interest, and (3) we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Hedging Transactions

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. If we enter into a transaction in the normal course of business primarily to manage the risks of interest rate or price changes or currency fluctuations with respect to borrowings under or to be made to acquire or carry real estate assets and we properly identify the transactions as required by Treasury regulations, the income from the transactions and any gain from the disposition of such transactions are excluded from gross income in applying the 95% gross income test but not the 75% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•

following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

(1)	cash or cash items, including certain receivables;

(2)	government securities;

(3)	interests in real property, including leaseholds and options to acquire real property and leaseholds;

(4)	interests in mortgages on real property;

(5)	stock in other REITs; and

(6)	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS or mortgage loans that constitute real estate assets or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any TRS in which we own more than 50% of the voting power or value of the stock hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes, and not described in the preceding bullet points, if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. If we fail to satisfy the 5% asset test or the 10% vote or value test for a particular quarter and do not correct it within the 30-day period described in the prior sentence, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of our assets at the end of the quarter for which such measurement is done or (ii) $10,000,000; provided in either case that, we either dispose of the assets within 6 months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise meet the requirements of those rules by the end of such time period. In addition, if we fail to meet any asset test for a particular quarter, other than a de minimis failure described in the preceding sentence, we still will be deemed to have satisfied the requirements if: (1) following our identification of the failure, we file a schedule with a description of each asset that caused the failure in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) we dispose of the assets within 6 months after the last day of the quarter in which the identification occurred (or such other time period prescribed by the Treasury) or the requirements of the rules are otherwise met within such period; and (4) we pay a tax on the failure which is the greater of $50,000 or an amount determined by multiplying the highest rate of income tax for corporations (currently 35%), by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date we have disposed of the assets or otherwise satisfy the requirements.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

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the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to shareholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Any taxes or penalties paid as a result of our failure to satisfy one or more requirements for REIT qualification, other than the 95% and 75% income tests and the asset tests, are deducted from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends in order to raise sufficient cash to satisfy the distribution requirement.

Recordkeeping Requirements

We must maintain certain records to qualify as a REIT. To avoid a monetary penalty, we must request annually certain information from our stockholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to our shareholders. In fact, we would not be required to distribute any amounts to our shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable to individual, trust, and estate taxpayers at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we formed a TRS, TRS Leasing, Inc., which has three wholly-owned subsidiaries, TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC and SPPR-BMI TRS Subsidiary, LLC, each of which is a disregarded entity for federal income tax purposes (together, the “TRS Lessee”). A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may (1) lease hotels from us under certain circumstances, (2) provide services to our tenants, and (3) perform activities unrelated to our tenants, such as third-party management, development and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any hotels or provide rights to any brand name under which any hotel is operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our capital stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our capital stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to the TRS Lessee, which leases each of our hotels. Additionally, we may form or acquire additional TRSs in the future. Our hotels are managed by Royco Hotels Inc. and HLC Hotels Inc., each of which qualifies as an “eligible independent contractor.”

Taxation of Distributions or Dividends to U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of our capital stock (including our common and preferred stock) that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

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a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As long as we qualify as a REIT, (1) a taxable “U.S. shareholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. For purposes of determining whether a distribution is made of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends. In addition, dividends paid to a U.S. shareholder as ordinary income generally will not qualify for the 15% tax rate for “qualified dividend income.” Legislation enacted in 2003 and 2006 reduced the maximum tax rate for taxpayers taxed at individual rates on qualified dividend income from 38.6% to 15% for tax years 2003 through 2010. Without further congressional action, the maximum tax rate on qualified dividend income will move to 39.6% in 2011. Qualified dividend income generally includes most dividends paid by U.S. corporations but does not generally include ordinary REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRS Lessee and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. shareholder generally will report distributions that we designate as capital gain dividends as long-term capital gain (to the extent the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held our capital stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s capital stock. Instead, such distribution will reduce the adjusted tax basis of such capital stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its capital stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the capital stock has been held for one year or less, assuming the capital stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we will carry over such losses for potential offset against our future income generally.

Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income, and, therefore, U.S. shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on Sale or Disposition of Capital Stock

When a U.S. shareholder sells or otherwise disposes of its capital stock in us (including any common stock or preferred stock), the shareholder will recognize gain or loss in amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition (less any portion thereof attributable to accrued but unpaid dividends, which will be taxed as a dividend to the extent of our current and accumulated earnings and profits), and (2) the shareholder’s adjusted tax basis in the capital stock. In general, a U.S. shareholder who is not a dealer in securities will treat any gain or loss recognized upon the sale or disposition of our capital stock as long-term capital gain or loss, if the U.S. shareholder has held the capital stock for more than one year, otherwise, as short-term capital gain or loss.

However, a U.S. shareholder must treat any loss recognized upon a sale or disposition of our capital stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder recognizes upon a sale or disposition of our capital stock may be disallowed if the U.S. shareholder purchases other capital stock issued by us within 30 days before or after the disposition.

Taxation of U.S. Shareholders on Redemption of Capital Stock

Any redemption of a U.S. shareholder’s capital stock (including any common stock or preferred stock) for cash will be a taxable transaction for the shareholder.

If the redemption of a U.S. shareholder’s capital stock for cash is treated as a “sale” of such capital stock for federal income tax purposes, the shareholder’s income tax consequences will be the same as those described above in “—Taxation of U.S. Shareholders on Sale or Disposition of Capital Stock”. In general, a redemption will be treated as a sale under Section 302 of the Code if the redemption is (1) not “essentially equivalent to a dividend”, (2) “substantially disproportionate” with respect to the shareholder, or (3) in “complete redemption” of all of the capital stock owned by the shareholder in us, all as defined in Section 302 of the Code. In determining whether any of these Section 302 tests have been met, a U.S. shareholder must take into account all of our capital stock it actually owns along with any of our capital stock that it constructively owns within the meaning of Section 318 of the Code.

A distribution of cash by us to a U.S. shareholder in a redemption may satisfy the “not essentially equivalent to a dividend” test if the redemption results in a “meaningful reduction” in the shareholder’s overall capital stock ownership in us, after taking into account all of the shares of our capital stock actually and constructively owned by the shareholder (regardless of class or series). Whether a redemption of a U.S. shareholder’s capital stock will result in a meaningful reduction of the shareholder’s overall capital stock ownership in us will depend on the shareholder’s particular facts and circumstances.

A distribution of cash by us to a U.S. shareholder in a redemption may satisfy the “substantially disproportionate” test if (1) the percentage of our outstanding voting capital stock owned by the shareholder (actually and constructively) immediately following the redemption is less than 80% of the percentage of our outstanding voting capital stock owned by the shareholder (actually and constructively) immediately before the redemption, and (2) immediately following the redemption, the shareholder actually and constructively owns less than 50% of the total combined voting power in us. Because our preferred stock is generally non-voting stock, a shareholder would have to reduce such shareholder’s stock ownership in our voting capital stock (if any) to satisfy this test.

A distribution of cash by us to a U.S. shareholder in a redemption may satisfy the “complete termination” test if either (1) all of the capital stock (including all common or preferred stock) that the shareholder owns in us (actually and constructively) is redeemed, or (2) all of the capital stock (including all common stock or preferred stock) that the shareholder actually owns in us is redeemed, and the shareholder is eligible to waive, and effectively waives, the attribution of all of our capital stock that is treated as constructively owned by the shareholder in accordance with the provisions set forth in Section 302 of the Code.

If a redemption of a U.S. shareholder’s capital stock does not meet one of the tests described in Section 302 of the Code, a distribution of cash by us to a U.S. shareholder in a redemption will be treated as a dividend to such shareholder and will be generally taxed at ordinary income tax rates in accordance with the provisions summarized herein at “—Taxation of Distributions or Dividends to U.S. Shareholders” for ordinary (and not capital gain) dividends. In such event, the U.S. shareholder’s adjusted tax basis in its redeemed capital stock should be transferred to its remaining capital stock in us (if any). If the U.S. shareholder does not own any further shares of our capital stock, the U.S. shareholder’s adjusted tax basis in its redeemed capital stock may, under certain circumstances, be transferred to a related party or it may be lost entirely.

Capital Gains and Losses of U.S. Shareholders

A U.S. shareholder generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of the capital asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% (through 2010) for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of our capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, such entities are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has published a revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that, the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our capital stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of capital stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of capital stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust (see “—Requirements for Qualification” above); and

•

either (1) one pension trust owns more than 25% of the value of our capital stock or (2) a group of pension trusts individually holding more than 10% of the value of our capital stock and collectively owns more than 50% of the value of our capital stock.

The ownership and transfer restrictions in our articles of incorporation reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a limited summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs. However, if a distribution is treated as effectively-connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits, which is not attributable to or treated as attributable to the disposition by us of a “United States real property interest”, if the excess portion of such distribution does not exceed the adjusted tax basis of its capital stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such capital stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis of its capital stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

A non-U.S. shareholder will incur tax on any distribution made by us to the extent attributable to gain from sales or exchanges of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively-connected with a U.S. business of the non-U.S. shareholder. Any distribution with respect to a class of stock which is regularly traded on an established securities market located in the United States shall not be treated as gain recognized from the sale or exchange of a United States real property interest if the non-U.S. shareholder did not own more than 5% of such class of stock with respect to which the distribution was made at any time during the one year preceding the distribution. The distribution will be treated as an ordinary dividend to the non-U.S. shareholder and taxed as an ordinary dividend that is not a capital gain. A non-U.S. shareholder is not required to file a U.S. federal income tax return by reason of receiving such a distribution, and the branch profits tax no longer applies to such a distribution. However, the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock. We cannot assure you that test will be met. However, a non-U.S. shareholder that owned (actually or constructively) 5% or less of our capital stock at all times during a specified testing period will not incur tax under FIRPTA with respect to any such gain if the capital stock is “regularly traded” on an established securities market in the United States. To the extent that our capital stock becomes regularly traded on an established securities market in the United States, a non-U.S. shareholder should not incur tax under FIRPTA unless it owns more than 5% of such stock. If the gain on the sale of the capital stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under our Partnerships’ partnership agreements, depreciation or amortization deductions of each Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required, under the federal income tax laws governing partnership allocations, to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or built-in loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the Partnerships generally is equal to:

•	the amount of cash and the adjusted tax basis of any other property contributed by us to the Partnerships;

•	increased by our allocable share of the Partnerships’ income and our allocable share of indebtedness of the Partnerships; and

•

reduced, but not below zero, by our allocable share of the Partnerships’ loss and the amount of cash and property (at fair market value) distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the Partnerships.

If the allocation of our distributive share of the Partnerships’ loss would reduce the adjusted tax basis of our partnership interest in the Partnerships below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnerships’ distributions, or any decrease in our share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to the Operating Partnerships. To the extent that the Partnerships acquire their hotels in exchange for cash, the initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by the Partnerships. The Partnerships depreciate such depreciable hotel property under either the modified accelerated cost recovery system of depreciation (“MACRS”) or the alternative depreciation system of depreciation (“ADS”). The Partnerships use MACRS for furnishings and equipment. Under MACRS, the Partnerships generally depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnerships place more than 40% of their furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. A first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property is available for qualified property placed in service after May 5, 2003. “Qualified Property” includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our hotels. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. In addition, certain qualified leasehold improvement property placed in service before January 1, 2006 will be depreciated over a 15-year recovery period using a straight method and a half-year convention. The Partnerships use ADS for buildings and improvements. Under ADS, the Partnerships generally depreciate such buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention.

To the extent that the Partnerships acquire hotels in exchange for units of limited partnership interest, the initial basis in each hotel for federal income tax purposes should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the Partnerships generally depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnerships’ tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnerships, except to the extent that the Partnerships are required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or built-in loss on those properties for federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Our Status as a REIT—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnerships to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnerships’ trade or business.

State and Local Taxes

We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon your investment in our capital stock.

PLAN OF DISTRIBUTION

We may sell the securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

We may offer and sell the securities at: (i) a fixed price or prices, which may be changed, (ii) market prices prevailing at the time of sale, (iii) prices related to the prevailing market prices at the time of sale, (iv) negotiated prices, or (v) in a combination of any of the foregoing pricing methods. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with a sale of the securities offered by means of this prospectus, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them upon the resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. We will describe any indemnification agreement in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, any series of securities issued hereunder will be a new issue with no established trading market (other than our common stock, which is listed on the Nasdaq Global Market). If we sell any shares of our common stock pursuant to a prospectus supplement, such shares will be listed on the Nasdaq Global Market. We may elect to list any other securities issued hereunder on any exchange, but we are not obligated to do so. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions of these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may agree to sell the securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters’ purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution and other material facts relating to the public offering.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

The legality of the common stock being offered by this prospectus is being passed upon for Supertel Hospitality by the law firm of McGrath North Mullin & Kratz, PC LLO. In addition, the description of federal income tax consequences contained in the section of this prospectus entitled “Certain Material Federal Income Tax Considerations” is based on the opinion of McGrath North Mullin & Kratz, PC LLO.

EXPERTS

The consolidated financial statements and related financial schedule III of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and the combined balance sheet of MOA Hospitality, Inc. Properties under contract for sale as of February 28, 2006 and the related combined statements of operations, owners’ equity in properties, and cash flows for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined balance sheet of six hotel properties of Budget Motels, Inc. and Waterloo Hospitality, Inc. as of October 31, 2006, and the related combined statements of equity in properties, operations, and cash flows for the year then ended have been included herein in reliance upon the report of Cundiff & Associates, CPA, P.C., independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

The combined balance sheet of HLC 1 Properties, LP, HLC Atlanta Properties, LP, HLC Kissimmee Properties, LP, HLC Main Gate Properties, LP, HLC Tampa Properties, LP, MEI 1 Properties, LP, MEI 2 Properties, LP, HLC ATLTU Properties, LLC, HLC ORLID Properties, LLC and RCL Properties, LLP as of December 31, 2006, and the related combined statements of operations, owners’ equity, and cash flows for the year then ended have been included herein in reliance upon the report of Hancock Askew & Co. LLP, independent registered public accountants, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summaries of the documents’ material terms. If you want a complete description of the contents of the documents, you should obtain the documents yourself by following the procedures described below.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement that contains this prospectus, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our common stock is listed on the Nasdaq Global Market under the symbol “SPPR” and you can review similar information concerning us at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, call (212) 656-5060.

We “incorporate by reference” into this prospectus certain information filed with the SEC, which means that we can disclose important information to you by referring you directly to certain documents. The information incorporated by reference is considered part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	Current Reports on Form 8-K filed October 16, 2007, August 6, 2007, July 30, 2007, June 18, 2007, and March 7, 2007.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Supertel Hospitality, Inc.

309 N. 5th Street

Norfolk, Nebraska 68701

(402) 371-2520

Attn: Corporate Secretary

500,000 Shares

    % Series B Cumulative Preferred Stock

(Liquidation Preference: $25 per share)

Prospectus Supplement

May     , 2008

ROBERT W. BAIRD & CO.

FERRIS, BAKER WATTS

INCORPORATED

JMP SECURITIES

BB&T CAPITAL MARKETS